[Letterhead of Clifford Chance US LLP]

July 27, 2006

Ms. Elaine Wolff Legal

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	CB Richard Ellis Realty Trust
Amendment No. 3 to Form S-11
Filed on June 28, 2006
File No. 333-127405

Dear Ms. Wolff:

As counsel to CB Richard Ellis Realty Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-11 (File No. 333-127405) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Jack A. Cuneo of the Company, dated July 19, 2006 (the “July 19 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the July 19 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 4.

We have provided to each of you, Thomas Flinn, Cicely Luckey and David Roberts, a courtesy copy of this letter and two courtesy copies of Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on June 28, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	We note from your response to comment 1 that you intend to submit a request for exemptive relief. Please note that we may have additional comments at such time.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that it will submit a request for exemptive relief in connection with its share redemption program under separate cover.

Ms. Elaine Wolff

July 27, 2006

2.	We note your response to comment 2. Please provide us with a copy of the agreement between CBRE Investors and certain of its senior executive officers whereby CBRE Investors may require the executives to purchase a portion of any investment made by CBRE Investors.

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company will supplementally provide the Staff under separate cover the applicable portions of the agreement between CBRE Investors and certain of its executive officers which describes the executives’ co-investment obligation. Pursuant to Rule 418(b) of the Securities Act, the Company requests the Staff to return this information to the Company after the Staff has completed its review.

Cover Page

3.	We note your response to comment 3. Please advise us whether there was an offer to sell the 80,645 shares of your common stock to Fund Investors, and if there was an offer, when the offer was made and by whom it was made. Also, you state in your response that there is no agreement with Fund Investors to purchased the 80,645 shares. However, on page 78 you state that Fund Investors intends to purchase the common shares for $9.30 per share. Please advise us how a price for the purchase was set if you do not have an agreement with Fund Investors. Further, if such placement has been made, please revise the use of proceeds table to reflect the reduction in the public offering amount.

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company has not made an offer to sell the 80,645 common shares (the “Common Shares”) to Fund Investors, LLC (“Fund Investors”). Fund Investors has informed the Company that it intends to purchase the Common Shares in this offering and the Company has disclosed this in the Registration Statement. There has been no placement of the Common Shares, and Fund Investors is not obligated to purchase the Common Shares and the Company is not obligated to sell the Common Shares to Fund Investors. In the event that Fund Investors subscribes for the Common Shares and the Company accepts such subscription, the Common Shares will be sold at a per share price of $9.30. The Company directs the Staff to the discussion under “Plan of Distribution—Purchases Net of Selling Commissions and the Marketing Support Fee” beginning on page 125 of the prospectus, which describes how certain potential investors (including Fund Investors, as an affiliate of the Dealer Manager) may purchase common shares in the offering net of the 6.0% selling commissions and the 1.0% marketing support fee, or at a per share price of $9.30.

4.	We note your response to comment 7. Please revise to disclose that the sub-advisory agreement will be between the Advisor and an affiliate of the dealer-manager.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 3 and 15 as requested.

What is the current ownership structure of CBRE REIT and its affiliates, page 7

5.	We reissue comments 10, 11 and 24. In this connection we note that CNL Fund Management Company will own a 23% distribution interest in the net proceeds upon the sale of the Advisor and a 25% distribution interest in CBRE REIT Holdings LLC.

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company has revised the disclosure on pages 2, 15 and 75 of the prospectus to reflect the affiliated relationship between the Subadvisor and the Dealer Manager and the aggregate percentage of the fees the Investment Advisor

Ms. Elaine Wolff

July 27, 2006

receives from the Company that may be paid by the Investment Advisor to the Subadvisor pursuant to the sub-advisory agreement. The Company has also revised the structure chart on page 7 of the prospectus as requested.

Prior Performance Summary, page 51

Distributions, page 53

6.	Please revise this section to note that the distributions for Strategic Partners III in 2003 represent a return of capital.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that there were no cash distributions to investors for Strategic Partners III in 2003. Consistent with our disclosure on page 53, the cash deficiency for Strategic Partners III of ($725,000) in 2003 was the result of an operating loss incurred for the 15 days of start-up operations of the program for the period from inception to December 31, 2003. Please also note that footnote (c) to Table III on page A-5 discloses that the nature of this deficiency in 2003 was attributable to a loss from operations.

7.	We reissue comment 21 in part. In order to determine whether your prior programs are programs in which the CBRE Investor raised funds from passive investors and are therefore the type of programs contemplated to be disclosed in the prior performance tables, please provide us with a copy of any management agreements and partnership agreements.

RESPONSE:

In response to the Staff’s comment and as discussed with the Staff, the Company will supplementally provide the Staff under separate cover copies of the operative agreements for two prior programs disclosed in the Registration Statement. These agreements reflect a program structure, similar to the program structures of the other prior programs disclosed in the Registration Statement, whereby CBRE Investors maintains active control over the management of the program and the program investors are passive investors. Pursuant to Rule 418(b) of the Securities Act, the Company requests the Staff to return these agreements to the Company after the Staff has completed its review.

Description of Shares, page 87

8.	We reissue comment 27. Please revise to include disclosure about each of the Class A, B and C limited partnership interests of the Operating Partnership.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 87 and 88 as requested.

Financial Statements

General

9.	Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

RESPONSE:

The Company acknowledges the Staff’s comment and will continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Ms. Elaine Wolff

July 27, 2006

CB Richard Ellis Realty Trust Pro Forma Condensed Consolidated Financial Statements, page F-2

Note 2 – Adjustments to Pro Forma Condensed Consolidated Statement of Operations, page F-5

10.	We note your response to our previous comment 33. Please include the interest expense adjustment for the entire year to provide your investors with information about the continuing impact of the Deerfield Commons note payable.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages F-4 and F-5 as requested.

Performance Tables, beginning on page A-1

Table III

11.	In your response to comment 37, you state that there was no excess distribution amount with respect to Strategic Partners II in 2003. In your response letter dated May 11, 2006, you state that “the only Prior Program that had distributions which exceeded cumulative period operations, sales, and refinancings was Strategic Partners II in 2003 by $14,000 which represents a return of capital.” Please reconcile these responses.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company’s response in its letter dated May 11, 2006 was in error and was not reflective of the expanded Table III disclosure included in Amendment No. 2. Based on the Company’s evaluation of the prior performance Table III as presented in Amendment No. 2 and Amendment No. 3, there was no excess distribution amount with respect to Strategic Partners II in 2003. Distributions to investors in 2003 included $14,000 in return of capital and $11,393,000 of cumulative income distributions.

12.	On page 53 you note that in Table III, cash deficiencies after cash distributions represents distributions to investors in excess of current period operations, sales and refinancings that were funded by retained prior period cash flows from operations, sales and refinancings that were previously undistributed. The only exception to this is the cash deficiency in 2003 at Strategic Partners III which was the result of an operating loss in the same period. As a result, please revise Table III on page A-5 to note the distributions for Strategic Partners III for 2003 represent a return of capital.

RESPONSE:

In response to the Staff’s comment, the Company supplementally advises the Staff that there were no cash distributions to investors for Strategic Partners III in 2003. Consistent with our disclosure on page 53, the cash deficiency for Strategic Partners III of ($725,000) in 2003 was the result of an operating loss incurred for the 15 days of start-up operations of the program for the period from inception to December 31, 2003. Please also note that footnote (c) to Table III on page A-5 discloses that the nature of this deficiency in 2003 was attributable to a loss from operations.

Part II

Item 33. Recent Sales of Unregistered Securities

13.	We reissue comment 42. Please revise to include the aggregate amount of consideration received by the OP for the class A shares issued to CBRE REIT Holdings.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page II-1 as requested.

Ms. Elaine Wolff

July 27, 2006

14.	We reissue comment 43. Please revise to disclose the issuances of the class B and class C shares issued to CBRE REIT Holdings.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page II-1 as requested.

Exhibit 8.1 - Tax Opinion

15.	In your response to comment 48, you state that the tax opinion of your counsel is based on factual representations by you to the effect that you believe your investment in a money market mutual fund would not adversely affect your ability to qualify as a REIT. Whether or not your investment in the money market mutual fund would adversely affect your ability to qualify as a REIT appears to be a legal conclusion. Please have counsel revise its tax opinion to limit its reliance on your representations so that it is clear that it relied solely on factual, not legal, matters.

RESPONSE:

In response to the Staff’s comment, the Company advises the Staff that counsel has revised the tax opinion and the revised tax opinion has been filed as exhibit to Amendment No. 4.

Ms. Elaine Wolff

July 27, 2006

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8209 or Jason D. Myers at 212-878-8324.

Very truly yours,

By:	/s/ Robert E. King, Jr.
Robert E. King, Jr.

cc:	Mr. Thomas Flinn

Ms. Cicely Luckey

Mr. David Roberts

Mr. Jack A. Cuneo

Mr. Jason D. Myers